Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

June 18, 2014

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

DS Services Holdings, Inc. / DS Services of America, Inc.

Amendment No. 2 to Registration Statement on Form S-4 (File No. 333-194935)

Ladies and Gentlemen:

On behalf of DS Services Holdings, Inc., a Delaware corporation (“Holdings”), and DS Services of America, Inc., a Delaware corporation (the “Company”), we submit in electronic form for filing the accompanying Amendment No. 2 (“Amendment No. 2”) to the Registration Statement (the “Registration Statement”) on Form S-4, together with Exhibits, marked to indicate changes from Amendment No. 1 to the Registration Statement as originally filed with the Securities and Exchange Commission (the “Commission”) on May 23, 2014.

Amendment No. 2 reflects the responses of the Company to comments received from the Staff of the Commission (the “Staff”) in a letter from John Reynolds dated June 4, 2014 (the “Comment Letter”). The discussion below is presented in the order of the numbered comments in the Comment Letter. Certain capitalized terms set forth in this letter are used as defined in Amendment No. 2. For your convenience, references in the responses to page numbers are to the marked version of Amendment No. 2 and to the prospectus included therein.

The Company has asked us to convey the following as its responses to the Staff:

Prospectus Summary

Our Company, page 2

1.	“We note your response and revised disclosures in response to prior comments 12 and 13 in our letter dated April 28, 2014. However, we note you continue to include financial information for the fiscal year ended December 27, 2013 presented on a combined basis in several places throughout the filing. For example, you disclosed on page 2 that for the fiscal year ended December 27, 2013, you generated $ 925.6 million in net revenue. We note the similar disclosures on pages 4, 5, 6, 88, 94, 96, 101, 102, 103, 107 and elsewhere. Please remove such disclosures here and throughout the filing and replace it with Successor 2013 information as appropriate.

Response to Comment 1:

The Registration Statement has been revised in response to the Staff’s comment. Please see, for example, pages 2, 4, 5, 6, 9, 29, 41, 68, 88, 94, 96, 101, 102, 103, 104 and 107 of Amendment No. 2.

Risk Factors, page 30

Risks Related to Our Indebtedness and the Notes, page 42

“Despite our current indebtedness levels, we and our subsidiaries may still be able to incur substantially more debt…,” page 44

2.	“We note your response to prior comment 17. To provide the information investors need to assess the magnitude of the risk, please disclose the maximum amount of additional debt you would have been able to incur as of March 28, 2014.”

Response to Comment 2:

The Registration Statement has been revised in response to the Staff’s comment. Please see page 45 of Amendment No. 2. The Company has calculated that as of March 28, 2014 the amount of additional debt it would have been able to incur was approximately $615.0 million based on the ratio tests and specified dollar exceptions to the debt covenants in its debt instruments. The Company respectfully advises the Staff that in addition to the debt it would have been able to incur based on the ratio tests and specified dollar exceptions, the Company would also have theoretically been able to incur unlimited amounts of additional debt under its debt instruments in certain circumstances. The Company has provided disclosure in the Registration Statement to indicate both the amount of debt that could be incurred under the ratio tests and specified dollar exceptions and that an unlimited amount of debt could be incurred under certain circumstances.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 67

Key Performance Indicators, page 68

3.	“We note your response to prior comments 19 and 20. Where you have provided new key performance indicators, please revise to provide discussion of the period-on-period changes in your KPIs and the management’s determination of the reasons for those changes. For guidance, please refer to Section III.B.1 of SEC Release No. Release No. 33-8350.”

Response to Comment 3:

The Registration Statement has been revised in response to the Staff’s comment. Please see pages 69 and 70 of Amendment No. 2.

*  *  *  *

If you have any questions concerning the above responses, please do not hesitate to contact either the undersigned at (212) 373-3055 or Jonathan Shallow at (212) 373-3624.

Sincerely,

/s/ Monica K. Thurmond

Monica K. Thurmond, Esq.

cc:	Ryan K. Owens
Senior Vice President, Chief Legal Officer and Secretary
DS Services of America, Inc.

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